Exhibit 99.1

AUTOHOME INC. TO HOLD

2020 ANNUAL GENERAL MEETING ON DECEMBER 16, 2021

BEIJING, November 15, 2021 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that it will hold its annual general meeting of shareholders at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on December 16, 2021 at 4:00 p.m. (local time).

Holders of record of ordinary shares of the Company at the close of business on November 10, 2021 (Hong Kong Time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on November 10, 2021 (New York Time) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The Notice of AGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, and form of proxy for the AGM are available on the Company’s website at http://ir.autohome.com.cn.

Autohome has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. Autohome’s Form 20-F can be accessed on the Company’s website at http://ir.autohome.com.cn, as well as on the SEC’s website at http://www.sec.gov.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For further information, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com